UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                       TAKE TWO INTERACTIVE SOFTWARE, INC.
                       -----------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)


                                    874054109
                              ---------------------
                                 (CUSIP Number)


                                January 26, 2006
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]  Rule 13d-1(b)

                               [X]  Rule 13d-1(c)

                               [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                 SCHEDULE 13G

CUSIP No.: 874054109                                          Page 2 of 11 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
Number of          5.     Sole Voting Power            None
Shares             .............................................................
Beneficially       6.     Shared Voting Power          7,045,977
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       None
Person With        .............................................................
                   8.     Shared Dispositive Power     7,045,977
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         7,045,577
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         9.9% based on 70,853,775 shares outstanding as of September 2, 2005.
.................................................................................
12.      Type of Reporting Person:

         OO

                                 SCHEDULE 13G

CUSIP No.: 874054109                                          Page 3 of 11 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL GP, LLC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
Number of          5.     Sole Voting Power            None
Shares             .............................................................
Beneficially       6.     Shared Voting Power          7,045,977
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       None
Person With        .............................................................
                   8.     Shared Dispositive Power     7,045,977
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         7,045,577
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         9.9% based on 70,853,775 shares outstanding as of September 2, 2005.
.................................................................................
12.      Type of Reporting Person:

         OO

                                 SCHEDULE 13G

CUSIP No.: 874054109                                          Page 4 of 11 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL MASTER FUND, LTD.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Cayman Islands, British West Indies
.................................................................................
Number of          5.     Sole Voting Power            None
Shares             .............................................................
Beneficially       6.     Shared Voting Power          4,305,497
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       None
Person With        .............................................................
                   8.     Shared Dispositive Power     4,305,497
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,305,497
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [X]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         6.0% based on 70,853,775 shares outstanding as of September 2, 2005.
.................................................................................
12.      Type of Reporting Person:

         CO

                                 SCHEDULE 13G

CUSIP No.: 874054109                                          Page 5 of 11 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         LAWRENCE M. ROBBINS
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         United States of America
.................................................................................
Number of          5.     Sole Voting Power            None
Shares             .............................................................
Beneficially       6.     Shared Voting Power          7,045,977
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       None
Person With        .............................................................
                   8.     Shared Dispositive Power     7,045,977
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         7,045,577
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         9.9% based on 70,853,775 shares outstanding as of September 2, 2005.
.................................................................................
12.      Type of Reporting Person:

         IA

                                                              Page 6 of 11 Pages

Item 1(a).     Name of Issuer:

               Take Two Interactive Software, Inc. (the "Issuer)

Item 1(b).     Address of Issuer's Principal Executive Offices:

               100 Second Avenue South, Suite 1100S, St. Petersburg, FL 33701.

Item 2(a)      Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Glenview  Capital   Management,   LLC   ("Glenview   Capital
                    Management");

               ii)  Glenview Capital GP, LLC ("Glenview Capital GP");

               iii) Glenview Capital Master Fund, Ltd. ("Glenview Capital Master
                    Fund"); and

               iv)  Lawrence M. Robbins ("Mr. Robbins").

               This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

               Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview
Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 399 Park Avenue, Floor 39, New York, New York 10022. The address of the principal business office of Glenview Capital Master Fund is Harbour Centre, North Church Street, P.O. Box 8966T, George Town, Grand Cayman, Cayman Islands, British West Indies.

                                                              Page 7 of 11 Pages

Item 2(c).     Citizenship

               i) Glenview Capital Management is a Delaware limited liability company;

               ii)  Glenview Capital GP is a Delaware limited liability company;

               iii) Glenview  Capital Master Fund is a Cayman  Islands  exempted company; and

               iv)  Mr. Robbins is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share (the "Shares")

Item 2(e).     CUSIP Number:

               874054109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a).     Amount Beneficially Owned:

               (i) As of January 30, 2006, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 7,045,977 Shares. This amount consists of: (A) 374,940 Shares held for the account of Glenview Capital Partners; (B) 4,305,497 Shares held for the account of Glenview Capital Master Fund; (C) 2,095,263 Shares held for the account of Glenview Institutional Partners; (D) 210,925 Shares held for the account of GCM Little Arbor Master Fund, (E) 55,746 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 3,606 Shares held for the account of GCM Little Arbor Partners.

               (ii) As of January 30, 2006, Glenview Capital Master Fund may be deemed to be the beneficial owner of 4,305,497 Shares held for its account.

Item 4(b).     Percent of Class:

               (i) The  number  of  Shares  of which  each of  Glenview  Capital
Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 9.9% of the total number of Shares outstanding (based upon information provided by the Issuer in its quarterly report on Form 10-Q, there were approximately 70,853,775 shares outstanding as of September 2, 2005).

               (ii) The number of Shares of which Glenview Capital Master Fund may be deemed to be the beneficial owner constitutes approximately 6.0% of the total number of Shares outstanding (based upon information provided by the Issuer in its quarterly report on Form 10-Q, there were approximately 70,853,775 shares outstanding as of September 2, 2005).

                                                              Page 8 of 11 Pages

Item 4(c).     Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP, and Mr. Robbins:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          7,045,977

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             7,045,977


Glenview Capital Master Fund:
-----------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          4,305,497

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             4,305,497


Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on By the Parent  Holding
               Company:

               See disclosure in Item 2 hereof.

Item 8.        Identification and Classification of Members of the Group:

               See disclosure in Item 2 hereof.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2006                      GLENVIEW CAPITAL MANAGEMENT, LLC


                                            By: /s/ Lawrence M. Robbins
                                                --------------------------------
                                            Name:   Lawrence M. Robbins
                                            Title:  Chief Executive Officer

Date: January 30, 2006                      GLENVIEW CAPITAL GP, LLC


                                            By: /s/ Lawrence M. Robbins
                                                --------------------------------
                                            Name:   Lawrence M. Robbins
                                            Title:  Chief Executive Officer

Date: January 30, 2006                      GLENVIEW CAPITAL MASTER FUND, LTD.

                                            By: Glenview Capital Management, LLC
                                                As Investment Manager


                                            By: /s/ Lawrence M. Robbins
                                                --------------------------------
                                            Name:   Lawrence M. Robbins
                                            Title:  Chief Executive Officer

Date: January 30, 2006                      LAWRENCE M. ROBBINS

                                            /s/ Lawrence M. Robbins
                                            ------------------------------------

                                                             Page 10 of 11 Pages


                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

B.   Joint Filing Agreement, dated January 30, 2006 by and among
     Glenview Capital Management, LLC, Glenview Capital GP, LLC,
     Glenview Capital Master Fund, Ltd. and Lawrence M. Robbins...            11

                                                             Page 11 of 11 Pages

                                    EXHIBIT B

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Take Two Interactive Software, Inc. dated as of January 30, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: January 30, 2006                      GLENVIEW CAPITAL MANAGEMENT, LLC


                                            By: /s/ Lawrence M. Robbins
                                                --------------------------------
                                            Name:   Lawrence M. Robbins
                                            Title:  Chief Executive Officer

Date: January 30, 2006                      GLENVIEW CAPITAL GP, LLC


                                            By: /s/ Lawrence M. Robbins
                                                --------------------------------
                                            Name:   Lawrence M. Robbins
                                            Title:  Chief Executive Officer

Date: January 30, 2006                      GLENVIEW CAPITAL MASTER FUND, LTD.

                                            By: Glenview Capital Management, LLC
                                                As Investment Manager


                                            By: /s/ Lawrence M. Robbins
                                                --------------------------------
                                            Name:   Lawrence M. Robbins
                                            Title:  Chief Executive Officer

Date: January 30, 2006                      LAWRENCE M. ROBBINS

                                            /s/ Lawrence M. Robbins
                                            ------------------------------------